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SEC MAIL PROCESSING SECTION
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SECURITIES 14048175
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SEC FILE NUMBER
8-65604

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glendale Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15233 Ventura Boulevard, Suite 712
(No. and Street)

Sherman Oaks (City) CA (State) 91403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Eric Flesche 818 907-1505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9D 3/14/14

DD 3/24/14

OATH OR AFFIRMATION

I, Paul Eric Flesche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glendale Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

LETICIA CASTILLO MEZA
Commission # 1991428
Notary Public - California
Los Angeles County
My Comm. Expires Sep 17, 2016

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Glendale Securities, Inc.

Report Pursuant to Rule 17 a-5 (d)

Financial Statements

For the Year Ended December 31, 2013

Contents

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Auditor

Board of Directors
Glendale Securities, Inc.
Sherman Oaks, California

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Glendale Securities, Inc. as of December 31, 2013 and related statements of income, changes in stockholders' equity, and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glendale Securities, Inc. as of December 31, 2013, and the results of its operations and its changes in financial position for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 23, 2013

Glendale Securities, Inc.
Statement of Financial Condition
December 31, 2013

Assets

Cash		$ 164,361
Commissions receivable		185,300
Other receivable		59,807
Clearing broker deposit		410,795
Trading deposits		942,120
Inventory position		980,344
Prepaid expenses		2,922
Other deposits		6,877
Total Assets		$2,752,526

Liabilities and Stockholders' Equity

Liabilities		
Accrued expenses		$ 128,264
Accrued income taxes		147,141
Commissions payable		39,454
Trading payable		925,882
Total Liabilities		1,240,741
Stockholders' Equity		
Common stock ($0 par value, 100,000 shares authorized, 16,667 shares issued and outstanding)	$ -	
Paid-in capital	110,005	
Retained earnings	1,401,780	1,511,785
Total Liabilities and Stockholders' Equity		$2,752,526

See Accompanying Notes to Financial Statements

Glendale Securities, Inc.
Statement of Income
For the Year Ended December 31, 2013

Revenues	
Commissions income	$ 1,406,133
Interest income	24,120
Mutual fund income	4,519
Services	971,032
Trading income - realized	567,638
Trading income - unrealized	94,264
Other income	455
Total Revenues	3,068,161
Direct Costs	
Access charges	320,446
Broker expenses and payout	729,187
Computer fees	4,784
DITC charge	482,001
Ticket charges	196,718
Total Direct Costs	1,733,136
Gross Profits	1,335,026
Expenses	
Advertising	
Insurance	40,408
Interest expense	1
Management fees	157,540
Office supplies	26,506
Parking	16,091
Payroll and related expenses	451,123
Postage	15,741
Professional expenses	82,664
Regulatory fees	66,607
Regulatory consulting	23,402
Rent	77,808
Telephone	17,461
Taxes - City of Los Angeles	11,825
Travel and entertainment	8,243
All other expenses	15,086
Total Expenses	1,010,506
Income Before Tax Provision	324,519
Income Tax Provision	131,044
Net Income	$ 193,475

See Accompanying Notes to Financial Statements

Glendale Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2013

	Common Stock Shares	Common Stock	Contributed Capital	Retained Earnings	Total
December 31, 2012	16,667	$ -	$ 110,005	$1,208,305	$ 1,318,310
Net Income				193,475	193,475
December 31, 2013	16,667	$ -	$ 110,005	$1,401,780	$ 1,511,785

See Accompanying Notes to Financial Statements

Glendale Securities, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2013

Cash Flows from Operating Activities:	
Net income	$ 193,475
Changes in operating assets and liabilities:	
Commissions receivable	(47,288)
Other receivable	(28,822)
Clearing broker deposit	(135,795)
Trading deposits	62,628
Prepaid expenses	624
Other deposits	0
Accrued expenses	76,426
Accrued taxes	(73,324)
Commissions payable	9,627
Trading payable	(173,799)
Net cash provided in operating activities	(116,248)
Cash Flows from Investing Activities:	
Investment in inventory	111,741
Cash Flows for Investing Activities	111,741
Cash Flows for Financing Activities:	-
Net increase in cash	(4,507)
Cash at beginning of year	168,868
Cash at end of year	$ 164,361
Supplemental Information	
Interest paid	$ 1
Income taxes paid	$ 206,626

See Accompanying Notes to Financial Statements

Glendale Securities, Inc.
Notes to Financial Statements
December 31, 2013

Note 1 – Organization and Nature of Business

Glendale Securities, Inc. (the "Company") was incorporated in the State of California on August 19, 2002. The Company is a registered broker-dealer with the Securities Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC"). The Company has two locations: one in Sherman Oaks, California and one in New York, New York.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer making inter-dealer markets in corporate equity securities over-the-counter
- Broker or dealer retailing corporate debt securities
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker
- Put and call broker or dealer or option writer
- Non-exchange member arranging for transactions in listed securities by exchange member
- Trading securities for own account

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Inventory - Securities inventory is valued at market which approximates cost.

Commissions - Customers' securities transactions and related commission income and expenses are recorded on a settlement-date basis.

Note 2 – Significant Accounting Policies (continued)

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Note 3 - Fair Value (continued)

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

Fair Value Measurements on a Recurring Basis
As of December 31, 2013

	Level 1	Level 2	Level 3	Total
Assets				
Cash	$ 164,361	$ -	$ -	$ 164,361
Clearing deposits	410,795	-	-	410,795
Trading deposits	942,120	-	-	942,120
Inventory position	980,344	-	-	980,344
Total	$2,497,620	$ -	$ -	$2,497,620

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2013, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 185,300	$ 37,496

The Company clears certain of its proprietary and customer transactions through Vision Financial Markets LLC and Electronic Transaction Clearing Inc. on a fully disclosed basis.

Note 5 – Related Party

Certain officers of the Company are also officers of another Company, Mundial Financial Group, LLC, and are deemed to be under common control. The Company shares its office space with the affiliated company which pays a portion of expenses pursuant to an expense sharing agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 6 - Concentration of Risk

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation limits. The Company deposits its cash in high quality financial institutions, and management believes the Company is not exposed to significant credit risk on those amounts.

Note 7 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $1,027,474 which was $790,474 in excess of its required net capital of $237,000. The Company's net capital ratio was 1.21 to 1.

Note 9 - Income Taxes

The Company files its tax returns on an accrual basis. The current income tax expense included in the statements of operations as determined in accordance with FASB ASC 740 is as follows:

	Current
Federal	$ 101,973
State	29,071
Total income tax expense	$ 131,044

Note 10 – Clearing Broker Deposit

The Company has an agreement with Vision Financial Markets, LLC which requires a minimum deposit of $250,000. The clearing broker deposit at December 31, 2013 was $250,000. The Company has an agreement with Electronic Transaction Clearing Inc which requires a minimum deposit of $25,000. The clearing broker deposit at December 31, 2013 was $25,000.

Note 11 – Pension Plan

During 2010, the Company adopted a 401 (k) plan covering eligible employees of the Company. The Company did not make any contributions to the plan for the year ended December 31, 2013.

Note 12 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 13 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2013 through February 23, 2014, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Glendale Securities, Inc.
Schedule 1 - Computation of Net Capital
Pursuant To Rule 15c3-1
December 31, 2013

Computation of Net Capital		
Total ownership equity from statement of financial condition		$ 1,511,785
Non allowable assets		
Clearing deposit – Apex	$135,703	
Other receivable	59,641	
Prepaid expenses	2,922	
Rental deposits	6,877	(205,143)
Haircuts		(126,962)
Haircuts - undue concentration		(22,451)
Other		(129,755)
Net Capital		$ 1,027,474
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness		$ 82,716
Minimum dollar net capital required		$ 237,000
Net Capital required (greater of above amounts)		$ 237,000
Excess Capital		$ 790,474
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 903,400
Computation of Aggregate Indebtedness		
Total liabilities net of deferred income taxes payable and deferred income		$ 1,240,741
Aggregate indebtedness to net capital		1.21

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation	$ 1,039,538
Variance:	
Increase in accrued taxes	(12.233)
Rounding	159
Net Capital Per Audited Report	$ 1,027,464

See Accompanying Notes to Financial Statements

Glendale Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
as of December 31, 2013

A computation of reserve requirement is not applicable to Glendale Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Glendale Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
as of December 31, 2013

Information relating to possession or control requirements is not applicable to Glendale Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/978-5089
elizabeth@tractenberg.net
PCAOB # 3621

Part II
Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Glendale Securities, Inc.
Sherman Oaks, California

In planning and performing my audit of the financial statements of Glendale Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatement on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 23, 2014

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/978-5089
elizabeth@tractenberg.net
PCAOB # 3621

Part III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Board of Directors
Glendale Securities, Inc.
Sherman Oaks, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Glendale Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Glendale Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Glendale Securities, Inc.'s management is responsible for Glendale Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copy of check) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no adjustments; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 in the related schedules and working papers (summary of FOCUS reports filed), noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 23, 2014